Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States Dollars)

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States Dollars)

Contents
Notice to Shareholders	1
Unaudited Condensed Interim Consolidated Financial Statements:
Unaudited Condensed Interim Consolidated Statements of Financial Position	2
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity	4
Unaudited Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	6

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Financial Statements
Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

March 26, 2019

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2019 and October 31, 2018
(Expressed in United States dollars)

		As at	As at
	Notes	January 31, 2019	October 31, 2018

Assets
Current
Cash	18 (d)	$72,470	$206,832
Development costs receivable	6	-	81,841
Prepaid expenses and other receivables	18 (d)	27,877	16,731
Total current assets		100,347	305,404
Property and equipment		8,434	9,228
Patents	7	364,396	396,105
Total assets		$473,177	$710,737

Liabilities
Current
Trade payables and other liabilities	18 (c)	$928,824	$1,007,220
Convertible debentures	8,18 (c)	2,566,148	2,476,571
Derivative liabilities	8,18 (c)	1,094,018	650,116
Total liabilities		4,588,990	4,133,907

Shareholders' Deficiency
Share capital	9	82,678,894	82,282,903
Contributed surplus		27,652,578	27,630,909
Equity component of convertible debentures	8	70,283	70,283
Accumulated deficit		(114,517,568)	(113,407,265)
Total shareholders' deficiency		(4,115,813)	(3,423,170)
Total liabilities and shareholders' deficiency		$473,177	$710,737

Going concern	2
Commitments	16
Contingencies	17
Subsequent events	21

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2019	2018

Operating expenses
Administration	13 (a)	$53,371	$133,927
Professional, other fees and salaries	13 (b)	148,529	204,346
Development costs	6	-	2,367
Travel and entertainment		10,942	22,053
Amortization of property and equipment		794	853
Amortization of patents	7	38,457	38,979
Foreign exchange loss (gain)	18 (a)	(8,258)	80,422
Total operating expenses		243,835	482,947

Other expenses
Accretion expense	8	394,195	345,170
Interest expense	8	133,963	108,651
Financing costs	8	50,766	-
Loss on revaluation of derivative liabilities	8	267,580	1,419,676
Loss on conversion of convertible debentures	8	17,490	-
Loss (gain) on extinguishment of convertible debentures	8	2,474	(64,753)
Total other expenses		866,468	1,808,744
Loss before income tax provision		(1,110,303)	(2,291,691)
Income tax provision	12	-	-
Net loss and comprehensive loss		$(1,110,303)	$(2,291,691)

Weighted average number of outstanding shares, basic and diluted	11	267,841,754	229,201,276
Basic and diluted loss per share	11	$(0.00)	$(0.01)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars)

					Equity
					component of
		Number of		Contributed	convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total
Balance at November 1, 2017		228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)
Private placements of shares for cash	9	2,372,728	210,027	-	-	-	210,027
Renewal of convertible debentures	8	-	-	-	2,710	-	2,710
Convertible debentures converted into common shares	8	1,376,849	120,567	-	-	-	120,567
Net loss		-	-	-	-	(2,291,691)	(2,291,691)
Balance at January 31, 2018		232,312,288	$80,528,788	$27,360,676	$64,760	$(113,336,717)	$(5,382,493)

Balance at November 1, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)
Private placements of shares for cash	9	1,315,789	50,000	-	-	-	50,000
Financing costs converted into common shares	8	350,000	21,000	-	-	-	21,000
Convertible debentures converted into common shares	8	12,382,097	324,991	-	-	-	324,991
Expiry of convertible debenture conversion option	8	-	-	21,669	(21,669)	-	-
Renewal of convertible debentures	8	-	-	-	21,669	-	21,669
Net loss		-	-	-	-	(1,110,303)	(1,110,303)
Balance at January 31, 2019		273,650,585	$82,678,894	$27,652,578	$70,283	$(114,517,568)	$(4,115,813)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2019	2018
Operating activities
Net loss		$(1,110,303)	$(2,291,691)
Items not affecting cash:
Amortization of patents	7	38,457	38,979
Amortization of property and equipment		794	853
Accretion expense	8,14	394,195	345,170
Accrued interest on convertible debentures	14	40,733	108,651
Loss on conversion of convertible debentures	8	17,490	-
Loss on revaluation of derivative liabilities	8,14	267,580	1,419,676
Loss (gain) on extinguishment of convertible debentures	8,14	2,474	(64,753)
Shares issued for financing costs	8,14	21,000	-
Foreign exchange loss	18 (a)	7,300	-
		(320,280)	(443,115)
Net changes in non-cash working capital:
Decrease in development costs receivable	6	81,841	-
Decrease (increase) in prepaid expenses and other receivables		(11,146)	426,334
Decrease in trade payables and other liabilities		(78,396)	(270,518)
Cash flows used in operating activities		(327,981)	(287,299)

Investing activity
Patents	7	(6,748)	(58,971)
Cash flows used in investing activity		(6,748)	(58,971)

Financing activities
Private placements of shares for cash	9	50,000	210,027
Proceeds from issuance of convertible debentures	14	306,000	523,219
Repayments of convertible debentures	14	(155,633)	(317,970)
Repayments from related parties		-	(11,690)
Cash flows provided by financing activities		200,367	403,586
Net change in cash		(134,362)	57,316
Cash - beginning of period		206,832	9,189
Cash - end of period		$72,470	$66,505

Supplemental cash flow information
Interest paid (classified in operating activities)	8	$93,230	$67,970
Income taxes paid	12	$-	$-
Carrying amount of convertible debentures converted into
common shares	14	$307,501	$120,567

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

1.	Reporting entity and nature of business

Microrem Technologies Inc. (“Microrem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. Microrem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company’s common shares are currently listed on the Canadian Securities Exchange under the trading symbol “MRM” and on the Over the Counter Venture Market under the trading symbol “MMTIF”.

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through January 31, 2019 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2.	Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the three months ended January 31, 2019, the Company reported a net loss and comprehensive loss of $1,110,303 (2018 - $2,291,691) and negative cash flow from operations of $327,981 (2018 - $287,299). The Company’s working capital deficiency as at January 31, 2019 was $4,488,643 (October 31, 2018 – $3,828,503).

The Company’s success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2019; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3.	Basis of presentation

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2019 and 2018 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim financial reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2018. The Company applied, as of November 1, 2018, International Financial Reporting Standard ("IFRS") 9 Financial instruments. As required by IAS 34, the nature and effect of those changes are disclosed in Note 4. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 26, 2019.

(a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Microrem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

3.	Basis of presentation (continued)

(a)	Basis of consolidation (continued)

The Company's wholly-owned subsidiaries include:

(i)

Microrem Applied Sensors Technology Inc. (“MAST”) which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)

Matich International Inc. domiciled in the Bahamas; Matich International (USA) Inc. domiciled in Delaware, United States; Pageant Technologies (USA) Inc. domiciled in the United States; Pageant Technologies Inc. domiciled in Barbados; and Microrem Holdings (Barbados) Inc. domiciled in Barbados. All of these entities are inactive.

(b)	Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit or loss which are measured at their fair value.

(c)	Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and all of its subsidiaries.

(d)	Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(I)	Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and derivative liabilities based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, expected risk- free interest rate, and exercise price in the binomial option pricing model.

(ii)	Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

3.	Basis of presentation (continued)

(d)	Use of estimates and judgments (continued)

	(iii)	Income taxes (continued)

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

	(iv)	Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

	(v)	Expected credit losses on financial assets

Determining an allowance for expected credit losses ("ECLs") for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

4.	Adoption of new accounting pronouncements

(a)	Amendments to IFRS 2 Share-based payments

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share- based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is for annual periods beginning January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

(b)	IFRS 9 Financial instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income ("FVOCI"). The effective date of this standard is for annual periods beginning January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, November 1, 2018. There was no significant impact on the unaudited condensed interim consolidated financial statements as a result of the adoption of this new standard. The new classification and measurement of the Company's financial assets are as follows:

(I)	Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

(ii)	Fair value through profit or loss ("FVTPL")

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

4.	Adoption of new accounting pronouncements (continued)

(b)	IFRS 9 Financial instruments (continued)

	(iii)	Impairment of financial assets

Critical to the determination of ECLs is the definition of default and the definition of a significant increase in credit risk. The definition of default is used in measuring the amount of ECLs and in the determination of whether the loss allowance is based on a 12-month or lifetime ECLs. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation, or the borrower is unlikely to pay its credit obligations to the Company in full. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on lifetime rather than 12-month ECLs. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

The assessment of the Company's business models was made as of the date of initial application, November 1, 2018, and then applied retrospectively to those financial instruments that were not derecognized before November 1, 2018. There was no adjustment to opening accumulated deficit resulting from the retrospective application of IFRS 9 to these financial instruments.

	IFRS 9	IAS 39
Financial assets
Cash	Amortized cost	FVTPL
Development costs receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Financial liabilities
Trade payables and other liabilities	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

5.	New and revised standards and interpretations issued but not yet effective

(a)	IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its unaudited condensed interim consolidated financial statements.

(b)	IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impacts as a result of the adoption of this standard.

6.	Development costs receivable

The Company incurs development costs, and recovers from its development partners, a portion of the costs it has incurred in accordance with meeting milestones as stipulated in development contracts. The remaining balances outstanding from its development partners is recorded as development costs receivable on the unaudited condensed interim consolidated statements of financial position.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

7.	Patents

	As at		As at
	November 1,		January 31,
	2018	Additions	2019
Cost	$904,431	$6,748	$911,179
Accumulated amortization	508,326	38,457	546,783
Net book value	$396,105		$364,396

	As at		As at
	November 1,		January 31,
	2017	Additions	2018
Cost	$782,828	$58,971	$841,799
Accumulated amortization	351,366	38,979	390,345
Net book value	$431,462		$451,454

8.	Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration receivable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three months ended January 31, 2019, the Company has incurred $50,766 (2018 - $nil) in financing costs which primarily consist of early payment premium, commitment fees, and administrative fees relating to the convertible debentures.

All dollar amounts are expressed in USD, unless otherwise specified on a line-by-line basis.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at January 31, 2019:

	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding (original currency)	$931,000	$2,142,423	$730,026

Terms of loan
Annual interest rate	12% - 24%	12% - 24%	5% - 24%
Effective annual interest rate	36%	18% - 294%	3904% - 5658%
Conversion price to common shares (original currency)	$0.04 - $0.11	$0.05 - $0.15	(I) - (iii)
Remaining life (in months)	0 - 3	0 - 9	1 - 12

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$904,431	$1,417,518	$89,561	$2,411,510
Interest payable	17,542	97,957	39,139	154,638
Convertible debentures	$921,973	$1,515,475	$128,700	$2,566,148

Derivative liabilities	$-	$473,553	$620,465	$1,094,018
Equity component of convertible debentures	$70,283	$-	$-	$70,283

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

8.	Convertible debentures (continued)

(a)	Current period information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended January 31, 2019:

	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$31,263	$204,583	$158,349	$394,195
Interest expense	$49,301	$57,032	$27,630	$133,963
Loss on revaluation of derivative liabilities	$-	$173,395	$94,185	$267,580
Loss on conversion of convertible debentures	$-	$-	$17,490	$17,490
Loss on extinguishment of convertible debentures	$-	$255	$2,219	$2,474

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$208,324	$208,324
Amount of interest converted to common shares	$-	$-	$11,423	$11,423

Number of common shares issued on conversion of convertible debentures	-	-	12,382,097	12,382,097

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$80,033	$75,600	$155,633
Amount of interest repaid in cash	$46,860	$40,397	$5,973	$93,230

(I)	Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.
(ii)	Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.
(iii)	Conversion price defined as 75% multiplied by the lowest stock price for the 15 trading days prior to conversion date.

(b)	Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2018:

	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding (original currency)	$931,000	$2,234,294	$622,850

Terms of loan
Annual interest rate	12% - 24%	12% - 24%	5% - 24%
Effective annual interest rate	36% - 37%	23% - 398%	160% - 6002%
Conversion price to common shares (original currency)	$0.04 - $0.21	$0.05 - $0.15	(I) - (iv)
Remaining life (in months)	0 - 7	0 - 7	1 - 12

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$894,838	$1,428,616	$27,789	$2,351,243
Interest payable	15,100	81,323	28,905	125,328
Convertible debentures	$909,938	$1,509,939	$56,694	$2,476,571

Derivative liabilities	$-	$151,918	$498,198	$650,116
Equity component of convertible debentures	$70,283	$-	$-	$70,283

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

8.	Convertible debentures (continued)

(b)	Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended January 31, 2018:

	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$66,260	$220,956	$57,954	$345,170
Interest expense	$18,692	$81,238	$8,721	$108,651
Loss on revaluation of derivative liabilities	$-	$1,275,405	$144,271	$1,419,676
Loss (gain) on extinguishment of convertible debentures	$-	$(75,553)	$10,800	$(64,753)

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$100,200	$100,200
Amount of interest converted to common shares	$-	$19,200	$5,135	$24,335

Number of common shares issued on conversion of convertible debentures	-	64,000	1,312,849	1,376,849

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$250,000	$-	$250,000
Amount of interest repaid in cash	$67,970	$-	$-	$67,970

(I)	Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.
(ii)	Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.
(iii)	Conversion price defined as 80% multiplied by the lowest 3 closing stock prices for the 10 trading days prior to conversion date.
(iv)	Conversion price defined as 75% multiplied by the lowest stock price for the 15 trading days prior to conversion date.

(c)	Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes and binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at	As at
	January 31,	October 31,
	2019	2018
Share price	$0.04	$0.03
Exercise price	$0.03 - $0.11	$0.02 - $0.11
Volatility factor (based on historical volatility)	195% - 284%	168% - 297%
Risk free interest rate	1.65% - 1.85%	1.74% - 2.22%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7565	0.7609
Call value	$0.00 - $0.03	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

9.	Share capital

(a)	Authorized and outstanding shares

The Company has two classes of shares as follows:

(I)	Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii)

Common shares without par value – an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b)	Private placements

During the three months ended January 31, 2019, the Company completed a private placement with an investor (2018 - five private placements with investors) consisting of common shares, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $50,000 (2018 - $210,027) and issued a total of 1,315,789 (2018 - 2,372,728) common shares.

10.	Stock options

(a)	Stock option plan

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

(b)	Summary of changes

		Weighted
	Number of	average exercise
	options	price
Outstanding at November 1, 2018	6,250,000	$0.29
Granted	-	-
Expired	-	-
Outstanding at January 31, 2019	6,250,000	$0.29

Outstanding at November 1, 2017	6,595,000	$0.37
Granted	-	-
Expired	(815,000)	(0.37)
Outstanding at January 31, 2018	5,780,000	$0.37

(c)	Stock options outstanding at January 31, 2019

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry date	options	Exercise price	(years)
February 10, 2014	February 10, 2019	350,000	$0.85	0.0
April 25, 2014	April 25, 2019	170,000	0.64	0.2
June 4, 2015	June 4, 2020	300,000	0.49	1.3
August 20, 2015	August 20, 2020	940,000	0.46	1.6
September 30, 2015	September 30, 2020	250,000	0.40	1.7
December 30, 2016	December 30, 2021	2,040,000	0.25	2.9
June 29, 2018	June 29, 2023	2,200,000	0.10	4.4
Outstanding and exercisable at January 31, 2019		6,250,000	$29	2.9

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

11.	Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended January 31,
Numerator	2019	2018
Loss attributable to common shareholders	$(1,110,303)	$(2,291,691)
Loss used in computation of basic and diluted loss per share	$(1,110,303)	$(2,291,691)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	267,841,754	229,201,276

For the three months ended January 31, 2019 and 2018, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

12.	Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at January 31, 2019, the Company has non-capital losses of approximately $29.1 million, $24.3 million in Canada and $4.8 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at January 31, 2019 and October 31, 2018, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the unaudited condensed interim consolidated statements of financial position for such assets.

13.	Operating expenses

(a)	Administration

The components of general and administration expenses are as follows:

	Three months ended January 31,
	2019	2018
General and administrative	$13,217	$71,646
Rent and occupancy	15,861	18,503
Office insurance	13,052	31,404
Investor relations, listing and filing fees	10,222	9,255
Telephone	1,019	3,119
	$53,371	$133,927

(b)	Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended January 31,
	2019	2018
Professional fees	$56,050	$44,724
Consulting fees	27,327	94,198
Salaries and benefits	65,152	65,424
	$148,529	$204,346

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

14.	Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

Balance at November 1, 2018	$3,126,687
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	306,000
Repayments of convertible debentures	(155,633)
Non-cash changes:
Accrued interest on convertible debentures	40,733
Accretion expense	394,195
Loss on extinguishment of debt	2,474
Loss on revaluation of derivative liabilities	267,580
Foreign exchange loss	7,300
Convertible debentures converted into common shares	(307,501)
Convertible debenture renewal	(21,669)
Balance at January 31, 2019	$3,660,166

15.	Key management compensation and related party transactions

The Company reports the following related party transactions:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended January 31,
	2019	2018
Professional, other fees, and salaries	$8,358	$74,840

(b)	Trade payables and other liabilities

As at January 31, 2019 and October 31, 2018, the Company reports in trade payables and other liabilities, a balance owing to the former President of MAST of $193,174 which represents alleged outstanding wages payable, see Note 17(b).

As at January 31, 2019 and October 31, 2018, the Company includes $167,000 in trade payables and other liabilities owing to a company whose major shareholder is a director of the Company and who has also served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014. The balance reported relates to services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

(c)	Convertible debentures

In January 2018, an officer of the Company subscribed for a convertible debenture of $150,000 CDN ($112,723 USD). At January 31, 2019, $74,362 CDN ($56,575 USD)(October 31, 2018 - $ 100,862 CDN, $75,796 USD) in loan principal remains outstanding.

16.	Commitments

The Company has extended the lease for its premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows:

CDN
Less than one year	$48,060
Two to five years	120,150
$168,210

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

17.	Contingencies

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

On October 7, 2018, the former President of MAST, Inc. (a wholly-owned subsidiary), Mr. Steven Van Fleet, filed a lawsuit against Microrem and MAST in New York State Supreme Court, Duchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Microrem and MAST on August 17, 2018. The Company answered the complaint on December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (I) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages based on new information that has come to light. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Microrem's counterclaims. The Company reports an accrual of $205,788 at January 31, 2019 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims. This matter remains as a contingency at March 26, 2019.

18.	Financial risk management

(a)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars. The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at January 31, 2019, balances that are denominated in Canadian dollars are as follows:

CDN
Cash	$96,259
Prepaid expenses and other receivables	$37,080
Convertible debentures	$1,991,940
Trade payables and other liabilities	$292,218
Derivative liabilities	$622,438

A 10% strengthening of the US dollar against the Canadian dollar would increase accumulated deficit by $190,736 as at January 31, 2019 (October 31, 2018 - increase accumulated deficit by $158,836). A 10% weakening of the US dollar against the Canadian dollar would have had the opposite effect of the same magnitude.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures. All financial liabilities are due within 1 year as at January 31, 2019.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

18.	Financial risk management (continued)

(c)	Liquidity risk (continued)

	(I)	Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	January 31,	October 31,
	2019	2018
Less than 30 days past billing date	$22,881	$87,356
31 to 90 days past billing date	14,455	12,837
Over 90 days past billing date	726,506	740,131
	$763,842	$840,324

As at January 31, 2019, trade payables include $540,000 (October 31, 2018 - $334,000) of invoices which the Company has disputed and/or are stale-dated. The Company does not anticipate that it will be required to discharge such amounts.

(ii)	Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at January 31,		As at October 31,
	2019		2018
	Convertible	Derivative	Convertible	Derivative
	debentures	liabilities	debentures	liabilities
Less than three months	$1,558,008	$419,595	$862,686	$90,142
Three to six months	805,185	213,851	1,346,315	382,309
Six to twelve months	202,955	460,572	267,570	177,665
	$2,566,148	$1,094,018	$2,476,571	$650,116

(d)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, development costs receivable, and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $78,056 as at January 31, 2019 (October 31, 2018 - $294,034). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

	(I)	Cash

The Company held cash of $72,470 at January 31, 2019 (October 31, 2018 - $206,832). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance, which was not recognized in these unaudited condensed interim consolidated financial statements.

Microrem Technologies Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

19.	Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three months ended January 31, 2019 and 2018, there were no transfers between levels.

20.	Capital risk management

The Company’s objectives when managing capital are to (I) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended January 31, 2019.

21.	Subsequent events

Subsequent to January 31, 2019:

(a)	The Company secured a $76,000 convertible debenture with one year term. This loan has conversion features which become effective six months after the initiation date.

(b)	The Company converted $75,176 of convertible debentures into 4,390,157 common shares.

(c)	The Company extended convertible debentures that were within 3 months of maturity from January 31, 2019. Extension terms ranged from 2 to 6 months.

(d)	The Company completed a private placement with an arms' length investor realizing gross proceeds of $50,000 for which the Company issued 1,000,000 common shares.

(e)	350,000 stock options, which were granted on February 10, 2014, expired.